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                                                                       EXHIBIT F

                     CREDIT SUISSE FIRST BOSTON CORPORATION
                             ELEVEN MADISON AVENUE
                         NEW YORK, NEW YORK 10010-3629
                             TELEPHONE 212-325-2000

                                                                   June 25, 1997

Board of Directors
Imo Industries Inc.
1009 Lenox Drive
Building Four West
Lawrenceville, New Jersey 08648

Dear Sirs:

     You have asked Credit Suisse First Boston Corporation ("CSFB", "we" or "us") to advise you with respect to the fairness to the holders of common stock, par value $1.00 per share ("Company Common Stock"), of Imo Industries Inc. (the "Company") from a financial point of view of the consideration to be received by such holders pursuant to the terms of the Merger Agreement (the "Merger Agreement"), among the Company, United Dominion Industries Limited (the "Acquiror") and UD Delaware Corp., a wholly owned subsidiary of Acquiror ("Sub"). The Merger Agreement provides that Sub will make a cash tender offer (the "Offer") to acquire all the issued and outstanding shares of Company Common Stock, together with the associated preferred stock purchase rights, for $6.00 per share, net to the seller in cash (the "Offer Price"), and for the merger (the "Merger") of Sub with and into the Company following the consummation of the Offer pursuant to which the Company will become a wholly owned subsidiary of the Acquiror and each outstanding share of Company Common Stock (other than certain shares to be cancelled pursuant to the Merger Agreement and shares held by stockholders who exercise their dissenter's rights) will be converted into the right to receive an amount in cash equal to the Offer Price. In addition, pursuant to the Merger Agreement Sub will offer to purchase all outstanding
11 3/4% Senior Subordinated Notes Due 2006 of the Company and solicit consents to amend the indenture relating to such Notes (the "Debt Tender Offer and Consent Solicitation"). The consummation of the Offer is conditioned on the consummation of the Debt Tender Offer and Consent Solicitation or on the waiver of said condition.

     In arriving at our opinion, we have reviewed certain publicly available business and financial information relating to the Company. We have also reviewed certain other information, including financial forecasts, provided to us by the Company, and have met with the Company's management to discuss the business and prospects of the Company. In addition, at the Company's request, we have solicited and received indications of interest in acquiring the Company or individual business segments of the Company from prospective acquirors, although Acquiror's offer was received before final offers were due from such prospective acquirors.

     We have also considered certain financial and stock market data of the Company, and we have compared those data with similar data for other publicly held companies in businesses similar to those of the Company, and we have considered the financial terms of certain other business combinations and other transactions which have recently been effected. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria that we deemed relevant.

     In connection with our review we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on its being complete and accurate in all material respects. With respect to the financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's management as to the future financial performance of the Company. In addition, we have not been requested to make, and have not assumed any responsibility for making, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluations or appraisals. Our opinion
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is necessarily based upon financial, economic, market and other conditions as they exist and can be evaluated on the date hereof.

     We have acted as financial advisor to the Company in connection with the Merger and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Merger. CSFB and its affiliates have performed certain investment banking and other services for the Company and have received customary fees therefor.

     In the ordinary course of our business, CSFB and its affiliates may actively trade the debt and equity securities of both the Company and the Acquiror for their own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     It is understood that this letter is for the information of the Board of Directors of the Company in connection with its consideration of the Offer and the Merger and is not to be quoted or referred to, in whole or in part, in any registration statement, or in any other document used in connection with the offering or sale of securities, nor shall this letter be used for any other purposes, without our prior written consent.

     Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the consideration to be received by the holders of Company Common Stock in the Offer and the Merger is fair to such holders from a financial point of view.

                                          Very truly yours,

                                          CREDIT SUISSE FIRST BOSTON CORPORATION

                                          By:      /s/ ALAN H. HOWARD

                                            ------------------------------------
                                                       Alan H. Howard